SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

BYLAWS OF BOARD OF DIRECTORS

The Board of Directors of Centrais Elétricas Brasileiras S.A. — Eletrobras, in the use of the duties under its articles of incorporation, decides to approve the following Bylaws:

Chapter I

Object

1.1   These Bylaws (“Bylaws”) govern the operation of the Board of Directors (“CA” or “Board”) of Centrais Elétricas Brasileiras S.A. — Eletrobras (“Company” or “Eletrobras”) and its Advisory Committees (“Committees”), as well as the relationship between the Board and the other corporate bodies, in compliance with the provisions of the Eletrobras’ Articles of Incorporation (“Articles of Incorporation”) and the applicable laws.

1.2   The procedural rules provided for in these Bylaws are intended to establish a professional management structure that allows swiftness, autonomy, security, transparency, efficiency and effectiveness to the Board’s deliberations.

Chapter II

Mission

2.1.  The CA’s mission is to ensure the furtherance of the Company’s corporate object and purposes, in view of the collective interest provided for under the law that authorized its establishment, to protect and value its assets, to set out business guidelines, to ensure its sustainable development, and to safeguard the interests of its shareholders, and other stakeholders.

Chapter III

Composition and Investiture Requirements

3.1.  CA is composed of eleven (11) members (“Directors”), all of them elected and possible to be dismissed by a Shareholders’ Meeting, as established by the Articles of Incorporation, and the existence of an alternate member is prohibited.

3.2   The composition of CA shall comply with at least thirty percent (30%) of participation of independent members, as provided for under the law, and the company’s website should disclose who the Directors fulfilling the independence requirements are.

3.3   The Shareholders’ Meeting shall appoint, among the elected Directors, its Chairman, and the same person may not take up the position of Company’s Chief Executive Officer and Chairman of CA.

3.4   It is a necessary condition for the exercise the position of Director that all requirements under the Articles of Incorporation and applicable laws be met.

3.5   The following documents are required for investiture in the office of Board member:

a)     certified copy of ID card;

b)     certified copy of “CPF” (Individual Taxpayers’ Registration) of the Brazilian Ministry of Finance;

c)     duly signed professional resume;

d)     copy of the statement of assets delivered to the Brazilian Internal Revenue Service; and

e)     copy of proof of residence.

3.6   The investiture in the position of Director shall take place upon execution of the instrument of investiture drawn up in the Board’s minutes, accompanied by the filing and production of the following signed documents:

a)     list with the positions held in the Board of Directors, Fiscal Board, committees and executive bodies of other companies or entities, and such list shall be updated and resubmitted annually to the Company, within four (4) months after the end of the fiscal year;

b)     communication of direct or indirect ownership of the securities of Eletrobras and its subsidiaries;

c)     statement of non-impediment to exercise the position prepared under the penalties of the law and in a proper instrument, which will be filed at the Company’s registered office;

d)     instrument ratifying abidance by to the Manual of Disclosure and Use of Information and Policy for Trading Securities, both of the Company;

e)     the statement of consent referred to in BM&FBOVESPA Corporate Governance Level 1 Listing Rules; and

f)      Instrument of Consent to the Code of Ethics and Conduct of the Company.

Chapter IV

Term of Office and Vacancy

4.1   The Directors shall have a unified term of office of two (2) years, with a maximum of three (3) consecutive reappointments, provided that the legal requirements are met.

4.2.  The paid participation of members of the direct or indirect public administration in more than two (2) boards, whether it is the board of directors or fiscal board, in a government-owned company, government-controlled company or of its subsidiaries is prohibited.

4.3   The threshold of participation of the Director in boards of directors and/or fiscal board may not be higher than five, including that of Eletrobras, subject to remuneration limits under Item 4.2.

4.4   The Director’s remuneration for the term of office shall abide by the provisions under the applicable laws, and requirements made under Shareholders’ Meeting.

4.5   The vacancy of a position of Director shall be due to resignation, dismissal, invalidity, loss of office, proven impediment, death or even due to other cases provided for under the law.

4.6   The resignation of the Director shall be made in writing and forwarded to the Chairman of the Board, with a copy to the Governance Secretariat, who will endeavor for its proper filing, registration, and publication.

4.7   In the case of vacancy of the position of Director, the substitute shall be appointed by the remaining Directors, and shall serve until the first Shareholders’ Meeting, under the terms of Article 150 of Law No. 6,404/76.

4.8   In the event of a vacancy in the office of Chairman of the Board, his replacement shall be elected at the first subsequent CA meeting, and shall hold such office until the next Shareholders’ Meeting, when the new Chairman of the Board shall be appointed to complete the term of office.

4.9   In the event of absence or temporary impediment of the Chairman of the Board, he may appoint any of its members to chair the Board’s meeting. If there is no appointment, the full Board shall elect a substitute to chair the meeting.

4.10 The Director who fails to attend two consecutive meetings without justification shall lose his office. Such justification should be forwarded to the Chairman of the Board.

Chapter V

Assignments

5.1   Without prejudice to the assignments set forth in the Articles of Incorporation and in the applicable laws, it is incumbent upon CA to establish the general guideline of the Company’s business and decide on strategic issues, as well as:

a)     to further and abide by the corporate purpose of the Company and its subsidiaries;

b)     to ensure that its strategic guidelines are effectively implemented by the Eletrobras Executive Board (“DEE”), without, however, interfering with operational matters;

c)     to prevent and manage situations of conflict of interest or divergence of opinion, so that the Company’s interest always prevails;

d)     to set up Committees, with specific duties of analysis and recommendation on certain matters, approve the respective bylaws, and appoint their members;

e)     to discuss, approve, and monitor decisions that involve good corporate governance practices, relationship with stakeholders, people management policy, and the code of conduct of agents;

f)      to approve the risk management policy, and monitor its implementation;

g)     to order the hiring of specialists and experts to better present evidence on the matters subject to its deliberation;

h)     to officially assess the company’s performance results, those of the Board itself, DEE and, individually, of the members of each of these bodies, the Board’s Governance Secretary (“Governance Secretary”) and the Board’s Advisors, under the terms of these Bylaws and the Law, and, where appropriate, it may be supported by the methodological and procedural support of the Eligibility Committee created by the Articles of Incorporation;

i)      to approve the strategic plan, the respective multiannual plans and annual expenditure and investment programs, accompanying their implementation;

j)      to approve the criteria and indicators for the performance assessment of the Committees provided for in these Bylaws; and

k)     to approve the appointment of the Governance Secretary and that of his temporary alternate, as well as the Board’s Advisors, and the title holders of the Internal Audit and Ombudsman.

5.2   The CA’s legal assignments are ineligible and may only be exercised by its board.

Chapter VI

Prohibitions and Duties

6.1   Without prejudice to other prohibitions contained in the Articles of Incorporation and applicable laws, the Directors are prohibited:

a)     to directly or indirectly receive any personal advantage as a result of the exercise of the position, without prior authorization from the Shareholders’ Meeting or the Articles of Incorporation;

b)     to perform acts of free will at the Company’s expense;

c)     to use, for their own benefit or for the benefit of others, with or without prejudice to the Company, the commercial and investment opportunities of which they are aware of under their position;

d)     to refrain from exercising or protecting the Company’s rights or, in order to obtain advantages for themselves or others, to fail to take advantage of business opportunities of interest to the Company;

e)     to directly or indirectly participate in the management of competing companies of the Company or its subsidiaries, without the prior waiver by the Meeting, as provided for under Article 147, Paragraph 3, of Law No. 6404/76; and

f)      to borrow funds or assets of the Company, or use for their own benefit, from a company in which it has an interest, or that from third party, its assets, services or credit.

6.2   It is the duty of every Director, in addition to those provided for under the Law and those required by applicable regulations and the Articles of Incorporation:

a)     to attend CA meetings previously prepared to discuss and deliberate on the matters on the agenda, having reviewed the documents made available and actively and diligently participating in them;

b)     to maintain confidentiality, pursuant to applicable law, about any Company information to which it has access as a result of the exercise of his position, as well as require the same confidential treatment of the professionals who advise it, using it only for the exercise of their Director’s duties, under penalty of being held liable for the act that contributes to its improper disclosure;

c)     to inform the Board, in full and in advance, of any actual or potential, direct or indirect conflict of interest, that the Director may have regarding the matter submitted for his consideration, abstaining from its discussion and vote;

d)     to preserve its independence in its judgments and decisions, always aiming at the Company’s interest, even if elected by group or class of shareholders; and

e)     to ensure the adoption of good corporate governance practices by the Company.

Chapter VII

Positions and Board’s Advisory Bodies

7.1   Chairman of the Board

7.1.1  It is incumbent on the Chairman of the Board to:

a)     call, convene, chair, and close the CA meetings, ensuring their regular progress and being entitled to a casting vote in the event of a tie;

b)     propose to the Board the Annual Schedule and approve its meeting agendas, with the aid of the Governance Secretary;

c)     communicate to the Shareholders’ Meeting and DEE, as the case may be, regarding the Board’s deliberations, such assignment being equally available to the other Directors in case of inertia of the Chairman of the Board;

d)     appoint the Governance Secretary, his temporary alternate and the Board’s Advisors, with approval by the Board;

e)     ensure, with the support of the Governance Secretary, that the Directors receive full and timely information on meeting agenda items, and on the requests of documents and/or information;

f)      convene the CA’s special meetings, requested by any Director, subject to the provisions under these Bylaws;

g)     authorize the discussion of business not included in the agenda and the change of the sequence of work;

h)     propose to the full Board of Directors the establishment of a new deadline for discussion and voting in the event provided for in these Bylaws, as well as the discontinuance of the meeting already opened, whose resumption may take place on a later day, regardless of a new call, provided that, in the event of discontinuance, its date, time, and venue of resumption are set;

i)      coordinate the annual self-assessment process of the Board and the assessment of the members of DEE, the Chairman of the Board, the Governance Secretary, the Board’s Advisors, and the Committees connected to the Board; and

j)      interact with the Coordinators of the Committees and establish how to submit the opinions and requests of the Committees to the Board.

7.2        Directors

7.2.1    It is incumbent on each Director:

a)     to oversee, at all times, the Company’s management and the quality of its internal controls;

b)     to work with the executive officers, with the support of the Governance Secretary, in order to arrange documents and/or clarifications deemed necessary for the performance of their duties, and may, at any time, examine the Company’s documents;

c)     to request the Chairman of the Board or the Governance Secretary for all information and documents deemed necessary for a good understanding of the business, which will be provided on a personal basis;

d)     to propose the inclusion of business in the agenda and the convening of a special meeting, pursuant to the terms under these Bylaws; and

e)     to propose a solution to the Board for the omissions under these Bylaws.

7.3     Board’s Governance Secretary

7.3.1  Without prejudice to the other assignments conferred upon it by the Board, the Governance Secretary shall:

a)     support CA and its Committees in the proper exercise of their assignments, aiming at improving its governance system and compliance with its documents to the legal, regulatory and voluntary environments;

b)     undertake the timely, appropriate, and transparent collection, layout adjustment, and distribution of information connected to the assignments and activities of CA and its Committees;

c)     assist the Chairman of CA and Committee coordinators in defining the meeting agenda, preparing the Annual Schedule, organizing the agenda, convening meetings, and other procedures necessary for holding the general meetings of the Board, its related Committees, and the meetings of Eletrobras’ shareholders;

d)     act as secretary of the meetings of CA and Committees, draw up the minutes and collect the signatures of all members who attended them, recording the attendance of any guests, and forward a copy of the minutes to each of its members;

e)     certify the CA’s decisions to third party, managing the process of drafting certificates and statements, as well as reviewing and issuing such documents; and

f)      internally disclose the decisions and requests of the Board and Committees, and follow up on pending issues and/or demands of these governance bodies, defining response deadlines and appointing those responsible for accomplishing pending issues and/or demands.

7.4        General Secretariat

7.4.1  The General Secretariat shall:

a)     arrange for the publication of minutes and deliberations of the Board of Directors in the official press agency, and in a widely circulated newspaper, as appropriate, under the guidance of the Governance Secretary;

b)     publish the Call Notices of the Shareholders’ Ordinary and Extraordinary Meetings in the Federal Official Gazette and in widely circulated newspapers, under the guidance of the Governance Secretary;

c)     supply CA and Committees with the means necessary for its proper operation; and

d)       Provide all necessary support to the Governance Secretariat to enable it to perform its operational assignments, including the preparation of supporting documents for Board meetings, when requested by the Governance Secretary.

7.5        Committees

7.5.1  For the better performance of its functions and the deepening of strategic studies, the Board may create Committees with set purposes, without any decision assignment, in compliance with the applicable laws.

7.5.1.1.          The Board shall be advised by the following committees created by the Articles of Incorporation: Audit and Risk Committee — CAE and Management, People and Eligibility Committee — CGPE.

7.5.2    CA shall establish the operating rules of each Committee through the approval of its respective bylaws, and shall check its activity and effectiveness.

7.5.3    The reports and other statements of the Committees are not a necessary condition for the presentation of a business for consideration and deliberation by the Board, except when expressly stated in a decision of the Board or in the Committee’s own bylaws.

7.5.4    At least one Director shall be appointed to the composition of each Committee, except for the composition of the Audit and Risk Committee created by the Articles of Incorporation, which shall only have members of the Board.

7.5.5    The Board shall approve the appointment of the members of each Committee, including its Coordinator, which shall have proven competencies and skills appropriate to each object, and the Coordinator of each of such bodies shall be an independent Director.

7.5.6    Managers, employees, experts and others, whose contribution is useful to the deliberations, may attend the meetings of the Committees as guests, without the right to vote.

7.5.7    The Committees shall assess the matters within their competence and prepare proposals to the Board through their Coordinators. The material required for consideration by the Board shall be made available together with the voting recommendation, and the Directors may request further information, subject to the provisions under Items 8.4 and 8.5 of these Bylaws.

7.5.8    The members of the Committees created by the Articles of Incorporation are subject to the same prohibitions and duties as the Director, as defined under Items 6.1 and 6.2 of these Bylaws and in Article 160 of Law 6404/76.

Chapter VIII

Board Meetings

8.1   Periodicity

8.1.1    CA shall meet ordinarily once a month, and extraordinarily whenever necessary, and its call shall be made by the Chairman of the Board or by the majority of the Directors.

8.1.2    The Board shall meet at least once a year without the presence of the Company’s Chief Executive Officer, and at least twice a year with the external auditors.

8.2     Annual Schedule and Strategic Issues

8.2.1    CA shall review and approve, at the last meeting of the financial year, the Annual Schedule of meetings of the following financial year, as well as the list of strategic issues.

8.2.2    The amendment of the Annual Schedule may only take place for duly justified reasons, subject to approval by the Board, and in compliance with the procedures and terms set by the Brazilian Securities Commission — CVM and the Brazilian stock exchange on which the Company’s securities are traded.

8.3.    Call Notice

8.3.1    The meetings of the Board shall be convened in writing, by letter, telegram, fax, e-mail or in any other manner that allows the Board of Directors to receive the call, at least seven (7) days prior to the date of the meeting, except in cases of obvious urgency, at the sole discretion of the Chairman of the Board.

8.3.2    The call notice shall state the venue, date, and time of the meeting.

8.3.3    Any Director may request the Chairman of the Board to convene a special meeting, stating the business he wishes to discuss and submit for deliberation, if, due to its relevance or urgency, the business cannot remain pending until the next shareholders’ meeting.

8.3.4    In the event that the Chairman of the Board of Directors does not comply within fifteen (15) days with the request for the call of any Director, if he remains inert, silent or otherwise impeded, the meeting may be called directly by the majority of the Directors.

8.4     Meeting Agenda

8.4.1    The Chairman of the Board, assisted by the Governance Secretary, shall approve the synopsis of each Board meeting with the definition of the business to be included in the agenda, after hearing the other Directors and the Chairman of DEE and, if applicable, the other DEE members, and committee coordinators.

8.4.2    Any Director may request the inclusion of any business in the Board meeting agenda, provided that he does so by giving written notice to the Chairman of the Board at least ten (10) days in advance of the meeting date, in compliance with Item 8.5.3.

8.4.3    Exceptionally, for reasons of urgency, duly substantiated, the Chairman of the Board, on his own initiative or at the request of any attending Board Member, may propose to the full board during meetings to vote on business not included in the meeting’s agenda, so as to prevent irreparable harm to the Company or its subsidiaries.

8.4.4    In the case of a business based on the request of a Director, the latter shall be the rapporteur of the matter, unless otherwise decided by the Chairman of the Board.

8.5     Supporting Information

8.5.1    Business submitted to CA shall be supported with information in accordance with the Supporting Information Manual approved by CA, requiring at least: (i) the resolution of DEE and other documents that make up the executive board’s material, except in the case of (ii) a statement by the competent Committee, where appropriate, which may be made available upon report by the Coordinator at the meeting; (iii) the Executive Summary, pursuant to Item 8.5.2; and (iv) legal opinion, when reviewing the business is mandatory or necessary.

8.5.2    The precise indication of the business and the proposal for deliberation, as well as the information necessary for a good understanding and proper motivation of the business, shall all be present in a document entitled “Executive Summary,” which shall be prepared and signed by a representative of the division/board of the Company that is in charge of the business, and be accompanied by any annexes thereto.

8.5.3    The request to include business on the board’s meeting agenda shall be timely made to the Governance Secretary, as well as be properly supported with information, under the terms of these Bylaws and the Instruction Manual.

8.5.4    The synopsis of the meeting, the Executive Summaries, and any annexes thereto shall be made available to the Directors by the Governance Secretary at least seven (7) days prior to the scheduled date of the meeting, preferably jointly with the call notice, unless specifically authorized by the Chairman of the Board, who may waive the above period to meet an urgent situation and to avoid harm to the company.

8.6     Opening and Deliberation

8.6.1    CA shall deliberate with the presence of a majority of its members and its deliberations shall be taken, respectively, by a majority of the attending Directors, and the Chairman of the Board shall be entitled to casting vote.

8.6.1.1.      In exceptional and duly justified manner, the written vote of the absent Director shall be considered valid, which shall be submitted by the date and time of the meeting to the Chairman of the Board, and filed at the Company’s registered office.

8.6.2    A Board member’s participation may take place remotely, by means of teleconference or videoconference, or other means of communication, and the Board Member who expresses himself using the chosen means of communication shall be deemed attending the meeting, and thus having a valid vote, provided that the actual attendance and the authenticity of his vote are ensured.

8.6.3    The Board may, by decision of its Chairman, deliberate with absentees in a virtual meeting duly convened and with a deadline for each Board Member to express its opinion. The statements shall be performed by electronic mail and reproduced in the minutes of the virtual meeting, which shall contain the signature of the members that make statement; and the closing date for the collection of votes which, for the due legal purposes, shall also be the same as the date of the virtual meeting.

8.6.4    During the discussion of the business on the agenda, the Directors may request the Chairman of the Board:

a)     measures for their proper support with information;

b)     urgency or preference for discussion and voting;

c)     justifiably postponing the discussion or withdrawing it from the agenda; and

d)     view of the documents that accompany the business in order to substantiate their vote, to be decided by the President, and, should the request be approved, the decision shall be postponed until the immediately subsequent Board meeting, when the Director’s vote shall be cast.

8.6.5    Directors may appeal to the full board with regard to the decisions made by the Chairman during meetings of the Board, at which time the challenged decision shall be placed on the agenda for immediate deliberation.

8.6.6    At the end of the discussions, the Chairman of the Board shall cast the vote of each Director.

8.6.7    The deliberations made at meetings of the Board shall be valid if they have a favorable vote of the majority of the attending members, drawn up in minutes, recorded in the Book of Minutes of Board meetings and, whenever they contain deliberations intended to produce effects before third party, their extracts shall be filed and published by the relevant Commercial Board.

8.7       Business Deliberation Order

8.7.1    The meeting shall cover the following business, in order to be defined by the Chairman of CA:

a)     Session opening;

b)     Coordinators report on the deliberations of the Committees;

c)     Providing of brief explanations and/or relevant communications by the Chairman of the Board;

d)     Report of the Company’s Chief Executive Officer, containing:

(i)    Presentation of the main indicators of the Company (financial, market, people and image), with the statement of their current values compared to the goal, month by month, then giving floor for any comments, questions, and answers;

(ii)    Disclose of news about the Company’s main projects and their major related problems, threats of non-recurring events, and other information relevant to the Company’s strategic guidance, in order to allow proper follow-up and monitoring by the Directors;

e)     Brief reading and no diversion from the agenda to be submitted to the deliberation of the Board;

f)      Exposure of the agenda business in discussion and vote, in the order of priority set by the Chairman of the Board;

g)     Scheduled technical presentations;

h)     Presentation of propositions, opinions, and communication of the Directors;

i)      Requests for measures, recommendations, and final comments; and

j)      Closing of the meeting.

8.7.2    Sessions shall be suspended or adjourned, as circumstances require, at the request of any Director, and upon the approval of the Board.

8.7.3    In the event of adjournment of the session, the Chairman of the Board shall set a date, time, and venue for its continuation, waiving the need for a new call of Directors.

8.8     Attendance of Outside People

8.8.1    The meetings of the Board of Directors shall be reserved, attended by the Board Members, the Governance Secretary and, by invitation of the Chairman of the Board, as a result of his own initiative or at the request of any other Board Member, outside people with the purpose of providing clarification on the deliberation business and/or activities of interest to the Board.

8.8.2    The attendance of guests at the Board meeting is still conditional on the non-objection by the majority of the attending members, in compliance with the quorum of opening, and their statements should be included in the minutes of the meeting when the Directors deem it necessary.

8.8.3    Guests shall abide by a confidentiality rule with respect to documents and information not yet disclosed to the market and made known to them during meetings. They shall not be present at the time of the Board’s deliberation, and shall remain in the meeting room only for the duration of their participation or for such time as the Board deems appropriate.

8.9     Minutes

8.9.1    The CA meeting shall be recorded in the minutes in a summary form and with simple and objective language and layout, with recording: (i) of the main topics and discussions made; (ii) the deliberations made; (iii) the dissents, protests, and abstentions for conflicts of interest; (iv) the responsibilities assigned and deadlines set; and (v) the progress of any existing pending issues and new requests made at or between meetings.

8.9.2    The minutes of Board meetings may be disclosed at the request of any of its members, except where the Board of Directors understands that such disclosure could jeopardize Company’s legitimate interests.

8.10   Expenses

8.10.1  CA Members shall have their travel and stay expenses necessary for the performance of their duties covered whenever they are resident outside the city where the meeting is held.

8.11.  Assessment

8.11.1  The Board shall perform a formal performance assessment of DEE, the Board, and its related Committees, with the purpose of supporting the shareholders’ decision regarding the reappointment of the managers.

8.11.2  CA shall approve the Board and DEE’s assessment methodology, including deadlines, responsibilities, assessment methods and tools, and their updates, as necessary.

8.11.3  The Chairman of the Board, responsible for conducting the assessment process, shall submit the performance assessment forms to the other Directors for completion by the end of their term of office.

8.11.4  The results of the Board, DEE, and Committees’ assessment shall be disclosed to all Board Members at a meeting of the Board of Directors and recorded in the minutes, and the full board shall discuss the outcome of the assessments and their annual progress, as well as devise an improvement plan with detailing of efforts, responsibilities, and deadlines.

8.12   Request for Information

8.12.1  So as to order and facilitate the fulfillment of requests for documents and/or clarifications made by the Directors, such activities shall be coordinated by the Governance Secretary, who shall work with the other bodies of the Company to timely meet the Directors’ requests.

8.12.2  Requests may also be met by the performance a technical presentation at a CA meeting by a member of DEE, a Company employee or a hired third party, and/or by the preparation of a technical note by the responsible area of the Company, and the Director shall be in charge of choosing the manner(s) by which he intends that his request be fulfilled.

8.12.3  In the case of a request to be met by technical note, the DEE member concerned with the matter shall arrange the technical note, and any other relevant documents, and shall forward it to the Governance Secretary, who shall be responsible for submitting the documentation to the requesting Director, with copy to the Chairman of the Board, and its other members.

8.13     Supplemental Procedures

8.13.1  The meetings shall be referred to as the “Board of Directors’ Meeting,” and the decisions by document referred to as “Deliberation.”

8.13.2  The deliberations shall be drafted objectively, so as to facilitate their full understanding.

8.13.3  The deliberations shall be numbered by financial year and subsequently by meeting, stating the number and date of the meeting and the process number of the business addressed.

8.13.4  The deliberations shall begin with the words: “The Board of Directors of Centrais Elétricas Brasileiras S.A. — Eletrobras, exercising the powers conferred upon it, and substantiated in ................................., RESOLVED: .................................,” with statement of the business rapporteur, and signed by the Governance Secretary.

8.13.5  The Governance Secretariat, with the support of the General Secretariat, shall make available, within ten (10) days, a copy of the minutes of the Board of Directors to the Internal Audit and the acting members of the Fiscal Board.

Chapter IX

Communication between the Board and DEE

9.1   In order to facilitate and order communication between Board members and DEE members, questions and requests for information from Board members shall be submitted to the Company’s Chief Executive Officer through the Chairman of the Board.

Chapter X

Interaction with the Fiscal Board

10.1 The Board shall meet from time to time with the Fiscal Board, if and when in operation, to address business of common interest.

10.2 The Chairman of the Board shall provide the clarifications and information requested by the Fiscal Board with regard to its supervisory function.

Chapter XI

General

11.1 The omissions in these Bylaws, questions of interpretation, and any changes to its provisions shall be decided at a meeting of the Board, as provided for in the Articles of Incorporation and these Bylaws.

11.2 These Bylaws shall enter into force on the date of their approval by the Board and shall be filed at the Company’s registered office, and made available on its website.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.